Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Hibbett Sports, Inc.:

We consent to the use of our report dated April 16, 2020, with respect to the consolidated balance sheets of Hibbett Sports, Inc. and subsidiaries as of February 1, 2020 and February 2, 2019, the related consolidated statement of operations, stockholders’ investment and cash flows for each of the fiscal years in the three-year period ended February 1, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of February 1, 2020, incorporated herein by reference.

Our report refers to a change in the method of accounting for leases due to the adoption of Accounting Standards Update 2016-02, Topic 842, Leases.

Birmingham, Alabama
May 28, 2020